INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Silicom Connectivity Solutions, Inc.
(A Wholly-Owned Subsidiary of Silicom, Ltd.)
Mahwah, New Jersey

We have audited the accompanying balance sheets of Silicom Connectivity Solutions, Inc. (A Wholly-Owned Subsidiary of Silicom, Ltd.) as of December 31, 2002 and 2001, and the related statements of operations, accumulated deficit and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicom Connectivity Solutions, Inc. (A Wholly-Owned Subsidiary of Silicom, Ltd.) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The Company’s parent company has expressed both its ability and its intent to continue providing financial support to assure that Silicom Connectivity Solutions, Inc. will continue in operation.

/s/ McGladrey & Pullen LLP

Stamford, Connecticut
January 6, 2003